UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42952

Phaos Technology Holdings (Cayman) Limited

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On November 12, 2025, Phaos Technology Holdings (Cayman) Limited, a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement by and among certain selling shareholders of the Company (the “Selling Shareholders”), and Network 1 Financial Securities Inc., as representative (the “Representative”) of the underwriters named therein (the “Underwriting Agreement”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment initial public offering (the “IPO”) an aggregate of 3,600,090 class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of the Company (the “IPO Shares”), at a public offering price of $4.00 per share (the “Offering Price”). Of the IPO Shares, 2,700,000 Class A Ordinary Shares were offered by the Company and 900,090 Class A Ordinary Shares were offered by the Selling Shareholders. We did not receive any proceeds from the sale of the Class A Ordinary Shares sold by the Selling Shareholders. Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Shares, the Company and the Selling Shareholders agreed to sell the IPO Shares to the Representative at a purchase price of $3.70 (92.5% of the Offering Price). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 405,000 Class A Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the IPO Shares sold by the Company in the IPO, less underwriting discounts and a non-accountable expense allowance.

The Shares commenced trading on the NYSE American under the symbol “POAS” on November 13, 2025. The closing of the IPO took place on November 14, 2025. The aggregate gross proceeds to the Company from the IPO were $9,990,000, before deducting underwriting discounts and other related expenses.

The Company also issued the Representative warrants to purchase up to 202,500 Class A Ordinary Shares (7.5% of the IPO Shares sold in the IPO by the Company) (the “Representative’s Warrants”). The Representative’s Warrants are exercisable at any time and from time to time from November 14, 2025 to November 12, 2030 at an exercise price of $5.00 per share (125% of the Offering Price).

The IPO Shares were offered and sold and the Representative’s Warrants was issued pursuant to the Company’s registration statement on Form F-1 (File No. 333- 284137) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 6, 2025 (as amended, the “Registration Statement”), which was initially declared effective under the Securities Act on July 31, 2025 and subsequently became effective on November 11, 2025 on a post-effective basis (the “Effective Date”) in a final post-effective registration statement in accordance with the provisions of Section 8(a) of the Securities Act, notice of which was filed on October 22, 2025, 20 days prior to the Effective Date, and the final prospectus filed with the SEC on November 13, 2025 pursuant to Rule 424(b)(4) of the Securities Act. The IPO Shares, Representative’s Warrants and the Class A Ordinary Shares underlying the Representative’s Warrants were registered as a part of the Registration Statement. The Company intends to use the net proceeds from the IPO to run marketing and promotion campaigns to boost the Company brand, invest in product development to create new and improved product offerings, expand the Company supply chain, general working capital needs, and for corporate purposes. The Company will not receive any proceeds from the sale of the Class A Ordinary Shares by the Selling Shareholders.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and certain shareholders of the Company have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Class A Ordinary Shares or other securities convertible into or exercisable or exchangeable for the Class A Ordinary Shares for a period of one hundred eighty days (180) from November 12, 2025, without the prior written consent of the Representative.

The Underwriting Agreement and the Representative’s Warrants issued to the Representative are filed as Exhibits 1.1 and 4.1, respectively, to this Current Report on Form 6-K, and the description of the material terms of the Underwriting Agreement and the Representative’s Warrants are qualified in their entirety by reference to such

Other Events

In connection with the IPO, the Company issued two press releases.

On November 13, 2025 and November 14, 2025 announcing the pricing and closing of the IPO, respectively. The press releases, furnished in this report as Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This Report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: November 14, 2025	By:	/s/ Andrew Yeo
	Name:	Andrew Yeo
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated November 12, 2025 between the Company, Selling Shareholders, and Network 1 Financial Securities Inc. as representative of the several underwriters
4.1	Representative’s Warrants, dated as of November 14, 2025
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering